Exhibit 99.1

NLS Pharmaceutics Announces Patent Issuance in the United States for its Mazindol Extended-Release Formulation

Key patent now granted in major markets including the U.S., Europe, Canada & South Korea

Patent claims cover use of the Company’s lead product candidate, Quilience® (mazindol ER) in both attention deficit hyperactivity disorder (ADHD) & narcolepsy

Switzerland/Stans, January 4, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that the United States Patent and Trademark Office (USPTO) has granted the Company U.S. Patent No. 11207271, entitled A MAZINDOL IR/SR MULTILAYER TABLET AND ITS USE FOR THE TREATMENT OF ATTENTION DEFICIT/HYPERACTIVITY DISORDER (ADHD). The patent covers oral formulations containing immediate-release and sustained-release layers of mazindol and their use in treating attention deficit disorders (ADD or ADHD), related deficit of alertness or decline of vigilance, or excessive daytime sleepiness including narcolepsy or idiopathic hypersomnia.

“Our intellectual property estate has been significantly strengthened since our initial public offering in February 2021, putting NLS in a solid position as we anticipate reporting Phase 2a results for Quilience® (mazindol ER) to treat narcolepsy in the first quarter of 2022,” said Alex Zwyer, Chief Executive Officer of NLS. “We now have issued patents in major markets including the U.S., Europe, Canada, and South Korea covering our extended-release formulation of mazindol. These recently issued patents augment the Orphan Drug Designations that have been granted for Quilience® in both the U.S. and Europe. Most patients with narcolepsy remain unsatisfied with current treatment options, and we believe that Quilience® has potential to fill a major need in the market given mazindol’s history of safety and evidence of effectiveness in treating the symptoms of narcolepsy. We remain focused on bringing this treatment option to patients suffering from narcolepsy and potentially other sleep-wake disorders as soon as possible.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS has initiated a phase 2 program in the U.S. evaluating Quilience® in adult subjects suffering from narcolepsy. Previously, NLS successfully completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to one-third of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the timing of the reporting of its reporting of the Phase 2a results for Quilience® (mazindol ER) to treat narcolepsy and that Quilience® has potential to fill a major need in the market. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’s products may not be approved by regulatory agencies, NLS’s technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’s process; NLS’s products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’s patents may not be sufficient; NLS’s products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F filed with the Securities and Exchange Commission (the SEC”), which is available on the SEC’s website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

Alpha Bronze, LLC

www.nlspharma.com